

16021306

S
COMMISSION
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 30302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sycamore Financial Group Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama Inc.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Sycamore Financial Group

INVESTMENT SECURITIES

Serving Investors Since 1983

February 5, 2016

Edward Opperman
Lafayette, Indiana

RE: Exemtion ststement 15c3-3

Dear Mr Opperman;

Sycamore Financial Group is a $50,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt frpom the reserve requirements,with exemptions, according to rules 15c3(k}(2}(i) and 15c3-3(k)(2)(ii).

To the best of my knowledge, Sycamore Financial Group has met the above exemptive provisions throughout 2015.

Thank You,

Craig Smith

2713 Rockford Lane Kokomo, Indiana 46902 Telephone: (765) 455-1554 Member: FINRA, SIPC
800 Main Street #201 Anderson, Indiana 46016 Telephone: (765) 643-9333
www.sycamoreweb.com

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
SYCAMORE FINANCIAL GROUP, INC.
KOKOMO, INDIANA

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Sycamore Financial Group, Inc. (the Firm) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 240. 15c3-3: ***(2) (i)-"Special Account for the Exclusive Benefit of customers" maintained and (2) (ii)-All customer transactions cleared through another broker-dealer on a fully-disclosed basis:*** and the Firm stated that the Firm met the identified exemption provisions throughout the most recent fiscal year without exception. The Firm's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (2) (i) and (k) (2) (ii)*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 25, 2016